

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Jason DiBona
Chief Executive Officer
AeroClean Technologies, LLC
10455 Riverside Drive
Palm Beach Gardens, FL 33410

> **Re: AeroClean Technologies, LLC**
> **Offering Statement on Form 1-A**
> **Filed September 21, 2021**
> **File No. 024-11650**

Dear Mr. DiBona:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Firm Commitment Offering on Form 1-A

Prospectus Summary
Operational Update, page 10

1. Please expand your disclosure as to how the company's units are in a sold out position before hiring any sales associates. Furthermore, please disclose how the company calculated $20 million for its active sales pipeline. Disclose any material assumptions or limitations regrading this active pipeline calcuation.

Prospectus Summary
The Offering, page 12

2. Please include in your use of proceeds disclosure that a portion of the proceeds from this offering circular may be used to repay loans made by Class A unit holders. Disclose the

identity of the Class A unitholders and the amount that will be used.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Valerie Ford Jacob